SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  Advisors Preferred Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:  1445 Research Blvd., Suite 530

                                                                         Rockville, MD  20850

TELEPHONE NUMBER:

(240) 223-1998

NAME AND ADDRESS OF AGENT FOR

SERVICE OF PROCESS:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE  19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the Hamlet of Hauppauge and State of New York on this 28th day of September 2012.

Advisors Preferred Trust

/s/ James P. Ash

By: James P. Ash, Trustee

ATTEST:

/s/ Lori Jakers

By: Lori Jakers, Secretary

714258.1